VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Conlon Danberg

Re:	General Enterprise Ventures, Inc.
Registration Statement on Form S-1 Filed October 11, 2024 File No. 333-282611

Ladies and Gentlemen:

We are submitting this letter on behalf of General Enterprise Ventures, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated November 4, 2024 relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-282611) filed with the Commission on October  11, 2024 (the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update its financial statements and other disclosures.

In connection with responding to these comments, the Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filings, including all information required under the Securities Act of 1933 and all information investors require for an informed decision;

Staff comments, changes to disclosure in response to staff comments and/or declaration of effectiveness does not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments or declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cover Page

1. We note that the number of shares of Common Stock you are offering in the prospectus has been determined based on an assumed public offering price. We also note your statement on page 7 that the actual number of shares you will offer will be determined based on the actual public offering price. Please note that the volume of securities you are offering must be established at the time of effectiveness and cannot be excluded pursuant to Rule 430A. Please revise to include the actual number of shares you are offering instead of an assumed number of shares. For guidance, please refer to Question 227.02 of the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised the registration statement to be based on an actual offering price.

2. Please tell us whether you plan to amend your registration statement prior to effectiveness to include a final offering price as opposed to an assumed offering price.

If you are planning to exclude the final offering price pursuant to Rule 430A, please include the undertakings required by Item 512(i) of Regulation S-K and state that the final offering price will be fixed for the duration of the offering.

In response to the Staff’s comment, the Company will amend its registration statement to include an actual offering price.

Securities and Exchange Commission

December 31, 2024

Prospectus Summary, page 1

3. We note your statement that you are "an environmentally sustainable flame retardant and flame suppression company for the residential home industry throughout the United States." Please expand on your disclosure in the summary to clearly explain:

•	the specific products you currently offer for sale and any products you are developing or testing;

•	the way or ways in which you believe your products are environmentally sustainable;

•	your current customer base, their geographic location, and sources of revenue; and

•	how your product is used by the residential home industry, including whether it is used by individual homeowners, developers or other third parties.

In this regard, we also note the following statements throughout the prospectus that seem to suggest different business models or target markets for your product:

•	on page 2 you state that "MFB markets home, industrial and commercial proactive fire defense systems directly and in conjunction with large insurance companies, sells EPA product through various retailers and directly to large users such as fire departments and other countries."

•	on page 28, you state that "MFB’s CitroTech product is currently being sold to fire departments in the State of California."

•	on page 29, you state that "MFB Ohio started selling directly to fire departments and launched its proactive wild-fire defense systems and is gaining momentum with commercial customers, along with attempting to influence the insurance industry to the benefit of consumers."

•	in the risk factor regarding your customer base on page 15, you state that you "currently have over 100" but the statement appears to be cut off and it is not clear if this is intended to be a reference to existing customers or some other metric; and

•	in Note 14 – Concentration on page F-23 and Note 12 – Concentration on page F- 40, you disclose that two customers accounted for over 76% of your revenue for the year ended December 31, 2023 and that four customers accounted for over 75% of your revenue for the six months ended June 30, 2024.

In response to the Staff’s comment, the Company has revised the registration statement as requested.

4. We note your statement that "MFB is also currently deploying Proactive Wildfire Defense Systems on residential and commercial properties." Please briefly explain these Proactive Wildfire Defense Systems and how they relate to your business.

In response to the Staff’s comment, the Company has provided an explanation regarding Proactive Wildfire Defense Systems.

5. We note your statement that "The Company is working with insurance companies to reduce the risk and allow properties to be insured in the Wilderness Urban Interface..." Please expand on this statement to explain the work you do with insurance companies, whether you have any material contracts or sales with or to insurance companies, and how this work relates to your business.

In response to the Staff’s comment, the Company has provided an explanation regarding Wilderness Urban Interface.

6. We note your disclosure regarding Mr. Conboy's founding of MFB California and your subsequent acquisition of the intellectual property of MFB California. Please clarify if there was any relationship between Mr. Conboy and MFB California, on the one hand, and Mr. Ralston and the Company, on the other hand, prior to this acquisition. Additionally, please note any capacity in which Mr. Conboy is still involved with your business other than as a holder of Series C Convertible Preferred Stock. In this regard, we note that Mr. Conboy does not appear to be an employee or member of management.

In response to the Staff’s comment, the Company has revised its registration statement to note that Mr. Conboy had no prior relationship with the Company and currently is not an employee; rather, Mr. Conboy service as a consultant to the Company without a written agreement.

Securities and Exchange Commission

December 31, 2024

7. When discussing your certifications, recognitions and achievements, please briefly explain the criteria or significance of the certification or award. For example, explain what it means to be an EPA certified fire retardant and the significance of LENS certification/accreditation as well as UL Certification and GreenGuard Gold. Additionally, please file the Securities Act Rule 436 consent of the provider of the GreenGuard Gold Certification to being named in the registration statement and to the references to its designation of the company as a certified GreenGuard Gold, or tell us why this consent is not required by Rule 436.

In response to the Staff’s comment, the Company has provided an explanation regarding its achievements and the meaning of the award and accreditation. In addition, the Company does not believe that a Rule 436 consent is not required with respect to GreenGuard Gold, because the achievement is an award for the Company’s environmentally sustainable products.

8. We note your statement that the fire-retardant market is regarded as having products that are not known for their environmental safety or sustainability, and are generally considered as not friendly toward humans, wildlife, fish, water, and plants. Please revise to provide the source or basis for these claims or state that they are the belief of management.

In response to the Staff’s comment, the Company has provided a basis for its claim.

9. We note your statement that MFB’s product will be sold at substantial margins and can be competitive in many markets. Please expand on this disclosure to note the current margins at which you sell your product and the specific markets in which you believe you can be competitive.

In response to the Staff’s comment, the Company has provided an explanation regarding its margins.

Cost and effects of compliance with environmental laws, page 3

10. We note your statement that expenses for initial permit and certification applications with the USDA and EPA have been paid. Please expand your summary disclosure to clearly explain all of the permits, certifications or other governmental approvals needed for the manufacture and sale of your product. Please note whether these approvals have been obtained and, if not, the status of any applications. Disclose the risk that all permits, certifications or other governmental approvals may not be obtained. Also revise to describe what you mean when you refer to entities such as fire departments requesting a "waiver" from governmental agencies to use your product, how many waivers have been issued for your product and whether these waivers have a limited duration or can be revoked.

In response to the Staff’s comment, the Company has revised its discussion regarding its permitting and cost.

Risk Factors Risks Relating to Our Business If we are unable to expand our base of manufacturers, our future growth and operating results could be adversely affected, page 15

11. We note your statement that you currently have one manufacturer. Please expand on your disclosure to note whether you have any contracts with your manufacturer. If so, please describe the material terms of your agreements here or elsewhere in the prospectus. Additionally, please file any manufacturing contracts as exhibits to your registration statement or tell us why you are not required to do so. Finally, please reconcile this disclosure with your statement on page 49 that "[t]he Company product are produced by numerous manufacturers."

In response to the Staff’s comment, the Company has revised this risk factor to clarify the number of manufacturer and to state that there are no contracts in place with vendors.

We do not currently have sufficient cash flow to maintain our business, page 17

12. We note your statement that the Company anticipates being cash-flow positive by the end of calendar year 2025. Please provide the basis for this statement, including any material assumptions.

In response to the Staff’s comment, the Company has revised its discussion of cash flow.

Securities and Exchange Commission

December 31, 2024

Risk Factors Risks Relating to Our Indebtedness We are highly leveraged, page 19

13. We note your statement that as of June 30, 2024, your outstanding indebtedness was $2,047,003. Please clarify the nature of your outstanding indebtedness and where it is reflected in your balance sheet. We note that your Capitalization table on page 29 lists $695,000 of debt as of June 30, 2024.

In response to the Staff’s comment, the Company has provided financial statements as of September 30, 2024, that address the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations Revenue, page 29

14. We note your statement that "[d]uring the six months ended June 30, 2024, the revenue increased $548,000 over the six months ended June 30, 2023, due to MFB Ohio’s EPA approval and the filing of additional patents." Please clarify why or how EPA approval and filing of additional patents lead to increases in revenue.

In response to the Staff’s comment, the Company has provided financial statements as of September 30, 2024, that address the Staff’s comment.

Professional fees, page 30

15. We note the significant operating expense for professional fees during the six months ended June 30, 2024 and the fiscal year ended December 31, 2023. Please expand your disclosure to provide more detail on the nature of these expenses, such as the person or persons to whom you paid these fees and the nature of the services provided.

In response to the Staff’s comment, the Company has provided financial statements as of September 30, 2024, and updated December 31, 2023, which address the Staff’s comment.

Cash Flows from Financing Activities, page 34

16. We note your disclosure regarding certain convertible promissory notes and warrants. Please expand on your disclosure to provide a description of the material terms of these securities.

In response to the Staff’s comment, the Company has provided explanation of the material terms of the convertible promissory notes and warrants.

Business, page 37

17. Please revise to describe the "data available with respect to the environmental impacts" of your fire retardant product that were "conducted by governmental agencies" and the toxicological studies mentioned on page 18, as well as any other material testing of your products.

In response to the Staff’s comment, the Company has provided a statement regarding the data available and attached as exhibits three reports that included that date available.

18. Please revise to describe the material terms of the agreement governing the 10% royalty payable to the equity holders of MFB California and file such agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has provided a statement regarding the royalty payment and attached the purchase agreement that describes the royalty payment.

Patents, trademarks and licenses and their duration, page 38

19. Please revise to provide the type of patent protection and jurisdiction for each patent and clarify which patents relate to which of your products.

In response to the Staff’s comment, the Company has updated the table.

Business Marketing and Distribution, page 49

20. We note your statement here that various milestones will "make the Company eligible to be part of a $13.6 billion environmental management market." Please clarify what it means to be eligible to be part of the environmental management market. We note elsewhere you refer to the global fire retardant market reaching $13.6 billion by 2034. Please revise to clarify if these are actually different figures or are instead the same figure. If this is a separate figure, specify the geographic scope and reference date of this figure and provide a figure more specific to your targeted market, not the entire environmental management market.

In response to the Staff’s comment, the Company has provided a statement clarifying the Company’s ability to participate in the $13.6 billion environmental management market.

Securities and Exchange Commission

December 31, 2024

Competition, page 49

21. We note your statement that "[a]t the international, national and regional levels, there is no primary wholesale or retail competitors for environmentally sustainable flame retardant and flame suppression product for the residential home industry." Please revise to describe your competitive conditions in each of the market segments you operate in or plan to operate in, not just the residential home industry, and describe the competitive conditions for the larger market, including what you would consider non- environmentally sustainable flame retardant and flame suppression products.

In response to the Staff’s comment, the Company has revised the registration statement to describe the competitive landscape and the Company’s ability to participate in the $13.6 billion environmental management market.

Business Facilities, page 50

22. We note your statement that you lease properties in Lima, Ohio (10,000 square feet of warehouse and office space) and in Rohnert Park, California (6,000 square feet for research and development, and warehousing). Here, or elsewhere in the prospectus, please expand on your disclosure to explain the operations you conduct at these facilities. Your disclosure should explain how you operate these facilities without full- time employees.

In response to the Staff’s comment, the Company has updated to the registration statement to describe the Company’s facility operations and staffing.

Directors and Executive Officers, page 50

23. Please revise to clarify whether your sole member of management or any of your directors has professional experience in the fire retardant and suppression industry. We also note your statement on page 16 that the sole member of your management does not devote all of his time to your business. Please revise to clarify the other businesses in which he is engaged.

In response to the Staff’s comment, the Company revised its discussion of the director backgrounds to note that none of the directors have professional experience in the fire retardant and fire suppression industry, and that Joshua Ralston is a member of the U.S. Coast Guard.

Security Ownership of Certain Beneficial Owners and Management, page 57

24. Please revise your presentation to also show the beneficial ownership information after the completion of the offering. Additionally, please clarify if the information presented in this section reflects the reverse stock split. Revise your disclosure to also identify the natural person or persons who have voting and/or investment control of the shares held by TC Special Investments, Inc.

In response to the Staff’s comment, the Company revised its presentation as requested, clarified that the current calculations do not reflect the reverse stock split, and noted that the control person for TC Special Investments Inc. is Theodore Ralston.

Certain Relationships and Related Party Transactions and Director Independence, page 59

25. Please revise your disclosures in this section to provide all of the information required by Item 404 of Regulation S-K. To the extent you have any material contracts with related parties please revise to describe the material terms and file such agreements as exhibits.

In response to the Staff’s comment, the Company has revised its schedule of related party transactions.

General

26. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company notes the Staff’s request and will comply.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (832) 452-0269.

Sincerely, Law Office of Anthony F. Newton

/s/ Anthony F. Newton
Anthony F. Newton